MOBILEMAIL (US) INC.
Suite 5.15, 130 Shaftesbury Avenue
London, England WLD 5EU
Tel: +44(0)20 7031 1185 / Fax: +44(0)20 7031 1199

April 17, 2006
MAILSTOP 6010

The United States Securities
and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549-0304

Attention:     Mr. Perry Hindin,

Dear Sirs/Mesdames:

Mobilemail (US) Inc. (the “Company”)
Registration Statement on Form SB-2, originally filed on December 16, 2005, amended on January 21, 2006, February 23, 2006, March 8, 2006 and March 16, 2006 and declared effective on March 24, 2006 (the “Original Form SB-2 Registration Statement”)
SEC File No. 333-130415

We write further to the discussions between Mr. Perry Hindin of the Securities and Exchange Commission (the “Commission”) and Mr. Michael Taylor of Lang Michener LLP, legal counsel to the Company.

Further to Rule 477 of the Securities Act of 1933, as amended, the Company requests withdrawal of the Original Form SB-2 Registration Statement. The Company advises that is has determined to withdraw the Form SB-2 Registration Statement at the suggestion of the Commission due to the amendments and restatements to the Company’s financial statements that were included in the Original Registration Statement. These amendments and restatements are as summarized in the Company’s Current Report on Form 8-K filed with the Commission on April 12, 2006.

In accordance with Rule 477(c), the Company confirms that no securities were sold in connection with the offering of securities qualified by the Original Registration Statement.

The Company also confirms its intention to file a further registration statement with the Commission that will qualify the resale of the shares of the Company’s common stock that were the subject of the Original Form SB-2 Registration Statement. This new Form SB-2 Registration Statement will include the amended and restated financial statements included with the April 12, 2006 Form 8-K filing.

Please call the undersigned or Mr. Taylor (604-691-7410) with any questions.

Yours truly,

MOBILEMAIL (US) INC.

/s/ Gary Flint
GARY FLINT, President